UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 6, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Enumeral Biomedical Holdings, Inc.

File No. 333-185891 - CF#31417

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Enumeral Biomedical Holdings, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on August 7, 2014 as amended.

Based on representations by Enumeral Biomedical Holdings, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.22	August 6, 2017
Exhibit 10.25	August 6, 2017
Exhibit 10.26	August 6, 2017
Exhibit 10.27	August 6, 2017
Exhibit 10.28	August 6, 2017
Exhibit 10.29	August 6, 2017
Exhibit 10.30	August 6, 2017
Exhibit 10.31	August 6, 2017
Exhibit 10.32	August 6, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary